UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On January 31, 2017, MakeMyTrip Limited (“MakeMyTrip”) completed its acquisition of Ibibo Group Holdings (Singapore) Pte. Ltd. (“ibibo Group”) from MIH Internet SEA Pte. Ltd. (“MIH Internet”). During December 2016, prior to the completion of such acquisition, ibibo Group transferred its ownership stakes in PayU Global B.V. (“PayU”) and Tek Travels Private Limited (“TBO”) to MIH Internet.

In order to provide shareholders with additional information regarding ibibo Group (a) the condensed carve-out combined interim financial statements of ibibo Group (the “ibibo Financial Statements”), which comprise the condensed carve-out combined interim balance sheet as of December 31, 2016, and the related carve-out combined statement of profit or loss, invested capital and other comprehensive income for the nine months ended December 31, 2016 and December 31, 2015 and the condensed combined statement of cash flows for the nine month periods ended December 31, 2016 and December 31, 2015, are attached hereto as Exhibit 99.1; (b) the unaudited pro forma condensed combined consolidated statement of profit or loss for the year ended March 31, 2017, which was prepared based on the historical audited consolidated financial statements of MakeMyTrip for the year ended March 31, 2017 (which includes ibibo Group’s results for the two month period ended March 31, 2017) and historical combined financial statements of ibibo Group for the ten month period ended January 31, 2017, giving effect to the acquisition of ibibo Group by MakeMyTrip as if it had occurred on April 1, 2016, is attached hereto as Exhibit 99.2; and (c) the unaudited pro forma combined revenue less service cost for the year ended March 31, 2017, which is a non-IFRS measure, is attached hereto as Exhibit 99.3.

The ibibo Financial Statements have been prepared on a “carve out” basis to reflect the financial information of ibibo Group without its ownership stake in PayU and TBO for the periods indicated.

Exhibits

99.1	Condensed carve-out combined interim financial statements of Ibibo Group Holdings (Singapore) Pte. Ltd., which comprise the condensed carve-out combined interim balance sheet as of December 31, 2016, and the related carve-out combined statement of profit or loss, invested capital and other comprehensive income , for the nine months ended December 31, 2016 and December 31, 2015 and the condensed combined statement of cash flows for the nine month periods ended December 31, 2016 and December 31, 2015.

99.2	Unaudited pro forma condensed combined consolidated statement of profit or loss for the year ended March 31, 2017, which was prepared based on the historical audited consolidated financial statements of MakeMyTrip for the year ended March 31, 2017 (which includes ibibo Group’s results for the two month period ended March 31, 2017) and historical combined financial statements of ibibo Group for the ten month period ended January 31, 2017, giving effect to the acquisition of ibibo Group by MakeMyTrip as if it had occurred on April 1, 2016.

99.3	Unaudited pro forma combined revenue less service cost for the year ended March 31, 2017 – Non-IFRS Measure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Condensed carve-out combined interim financial statements of Ibibo Group Holdings (Singapore) Pte. Ltd., which comprise the condensed carve-out combined interim balance sheet as of December 31, 2016, and the related carve-out combined statement of profit or loss, invested capital and other comprehensive income , for the nine months ended December 31, 2016 and December 31, 2015 and the condensed combined statement of cash flows for the nine month periods ended December 31, 2016 and December 31, 2015.

99.2	Unaudited pro forma condensed combined consolidated statement of profit or loss for the year ended March 31, 2017, which was prepared based on the historical audited consolidated financial statements of MakeMyTrip for the year ended March 31, 2017 (which includes ibibo Group’s results for the two month period ended March 31, 2017) and historical combined financial statements of ibibo Group for the ten month period ended January 31, 2017, giving effect to the acquisition of ibibo Group by MakeMyTrip as if it had occurred on April 1, 2016.

99.3	Unaudited pro forma combined revenue less service cost for the year ended March 31, 2017 – Non-IFRS Measure.